SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

March 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	SAG Holdings Limited
Amendment No. 14 to Registration Statement on Form F-1
File No. 333-267771

Ladies and Gentlemen:

By letter dated March 19, 2024, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SAG Holdings Limited (the “Company”) with a comment on the Company’s Registration Statement on Form F-1, described above. This letter contains the Company’s response to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 15 to Registration Statement on Form F-1 (as amended, the “Registration Statement”). We have restated the comment and our reply below:

Explanatory Note, page i

1.	We note your statement that the Resale Prospectus Shareholders will participate in a potential resale. Please revise to state, if true, that the Resale Prospectus Shareholders will sell shares only once such shares are listed on the Nasdaq Capital Market and that the Resale Prospectus Shareholders will sell shares only once the primary offering has closed. Make consistent revisions in the alternate pages. In this regard, you should revise to leave room to provide the market price of the securities as of the latest practicable date, once available and when you utilize a separate prospectus for the resale transaction.

In response to the Staff’s comment, we have revised the Explanatory Note, the risk factor related to resale shares, and the Alternate pages in the Resale Prospectus to make clear that the resale shares will be offered after the primary offering shares are sold and added disclosure to provide the market price of the securities as of the latest practicable date in the resale prospectus.

Alternate Prospectus Prospectus Cover page, page Alt-1

2.	We note that the size of the resale component has grown in recent amendments to nearly triple the size of the primary offering and that your controlling shareholder is offering shares for sale. Tell us why the resale offering is required to be registered at this time and how you determined the amount you are offering for resale, with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer, consistent with Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations, available on our website.

As noted, Soon Aik Global Pte. Ltd. (“Soon Aik”) is our controlling shareholder. The resale offering was sized as such primarily to diversify our investor base. The resale offering in the prior filing would have potentially reduced Soon Aik’s holdings from over 86% to under 68%. Soon Aik has now reduced their Ordinary Shares offered for resale to 650,000, as is reflected in the revised Resale Prospectus.

For the reasons set forth below, we respectfully submit that the resale offering (the “Resale Offering”) of 650,000 shares of Soon Aik’s holdings of the Company’s shares, in particular, is not a resale offering on behalf of the Company and that Soon Aik (which own the majority of equity interests in the Company) and Celestial Horizon Holdings Limited (“Celestial”) are not, and should not be, considered “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Resale Offering.

Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to the resale of such securities “depends on the facts and circumstances of the particular case.” C&DI 612.09 states in part:

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Background

As described in the Registration Statement, Soon Aik is the parent company of our group of companies and the controlling shareholder in the Company. Pursuant to an agreement dated February 14, 2022, Celestial, which is an independent third party, acquired a 4.90% shareholding interest in the Company from Soon Aik for consideration of US$800,000. On September 29, 2022, Soon Aik underwent a reorganization after which Soon Aik and Celestial held 8,915,625 and 459,375 Ordinary Shares of the Company respectively. We then completed a forward spilt on January 5, 2024, after which our total issued shares are held as to 8,559,000 shares by Soon Aik and 441,000 shares by Celestial. As the only two shareholders of our Company, the Resale Offering will diversify our holdings more broadly as well as provide an opportunity for liquidity by Celestial.

How long the Resale Shareholders have held the Shares

Soon Aik and Celestial have held the Shares since the reorganization in 2022 and have born the market risk of holding the shares as an investment, and not with a view to distribution. The Resale Offering of the shares owned by Celestial represents less than 5% of the Ordinary Shares outstanding prior to the Offering, and Soon Aik is offering 7.2% of the Ordinary Shares held prior to the Offering. Prior to reducing the number of shares offered in the Resale Offering, Soon Aik was still going to be retaining the vast majority of its current holdings and will now still retain an 80% share of the Ordinary Shares outstanding after the Resale Offering, assuming it places all of its shares offered for Resale. As such, Soon Aik will continue to bear the market risk of holding the Company’s Ordinary Shares.

The circumstances under which the Resale Shareholders received the Shares

The circumstances of how each Resale Shareholder received their respective holdings is described under the Background section above. Celestial obtained the shares in connection with making an investment in the Company and Soon Aik holds the shares by virtue of being the parent entity. The facts surrounding the issuance of the shares do not support a conclusion that the Resale Shareholders acquired the securities for the purpose of distributing them on behalf of the Company.

The Resale Shareholders relationship to the issuer

Celestial has no relationship to the Company other than as an investing partner. Soon Aik has a relationship as an affiliated entity that inherently has a vested long-term interest and investment in the Company that is inconsistent with a conclusion that Soon Aik was acquiring the securities for the purpose of distributing them on behalf of the Company. Further, the Company is not receiving any proceeds of the Resale Offering and hence this is not an indirect primary offering on behalf of the Company.

The amount of securities involved

We note that Soon Aik will be retaining a significant interest in the Company and will hold 80% of the Company, assuming all the shares it is offering in the Resale Offering are in fact sold. Soon Aik will dispose up to 20% of its current holdings in the Company and will retain the vast majority of its holdings, indicating its continued intent to retain a significant interest in the Company.

Whether the Resale Shareholders are in the business of underwriting securities

Neither Celestial nor Soon Aik are in the business of underwriting securities. One is an investment firm that is neither a broker dealer nor an underwriter but rather a firm that makes private equity investments. Soon Aik is the parent company of operating companies in the space of industrial and commercial machine and auto parts and is not in the business of underwriting securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

Both Celestial and Soon Aik have made a long-term investment in the Company. Celestial is in the business of investing in companies, not underwriting securities. Soon Aik is a separate parent entity that is seeking to diversify the investment base of the Company as the current 95.1% controlling shareholder. The decision to offer Ordinary Shares in the Resale Offering was made by Celestial and Soon Aik and not by the Company, which will receive no financial benefits from the Resale Offering.

For the reasons stated above, we believe that the Offering is not an indirect primary offering by the Company and that Celestial and Soon Aik, and should not be, considered “underwriters” of the Shares within the meaning of Section 2(a)(11) of the Securities Act.

Please notify R. Joilene Wood of any questions regarding the submission at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood